Filed by: RPT Realty
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: RPT Realty (Commission File No.: 001-10093)

On August 28, 2023, Brian Harper, Chief Executive Officer of RPT Realty, and David Nettina, Chairman of the Board of Trustees of RPT Realty, circulated the below e-mail to all employees of RPT Realty:

SUBJECT: RPT Realty to Be Acquired by Kimco Realty

BODY:

RPT Realty Team,

We would like to share a significant update about our business. Today, we announced that we have entered into a definitive agreement to be acquired by Kimco Realty Corporation (“Kimco”), North America’s largest publicly traded owner and operator of open-air, grocery-anchored shopping centers and a growing portfolio of mixed-use assets. Upon the closing of the proposed transaction, the combined company will be further positioned as the country’s premier owner and operator of open-air shopping centers. More details regarding the transaction can be found in our joint press release that was issued this morning.

This strategic transaction reflects the significant progress that we have made as a business and is a testament to the quality of our organization. The decision to enter into this agreement was not made lightly, but we believe it is the right decision for all our stakeholders, as it should enable us to further position the combined company to deliver long-term value through greater economies of scale, lower cost of capital, enhanced portfolio and tenant diversification, increased cash flow, and higher long-term earnings potential.

As part of the transaction, RPT Realty (“RPT”) will merge with and into Kimco. Once the transaction is completed, the combined company will be led by the Kimco leadership team and will trade under the “KIM” ticker symbol on the New York Stock Exchange.

We will host a joint investor call with Kimco this morning, August 28, at 8:30 AM ET. We encourage you to listen to the call, which can be accessed via live webcast on the Company’s website at investors.rptrealty.com or by dialing in at 1-877-704-4453.

To help you better understand what this announcement means for each of you and for RPT, following the investor call, we will host an all-employee town hall at 9:30 AM ET to share more details about the transaction. You will receive an Outlook invite to join a Teams call.

We have also attached an employee FAQ to provide you with more information and context on this proposed transaction. We encourage you to review these questions carefully. If you have additional questions, please speak to your Department Head or a member of the Executive Management team. We are committed to helping make the integration process as smooth as possible.

We expect the transaction to close in the beginning of 2024, subject to receipt of RPT shareholder approval and other customary closing conditions. Until then, it will remain business as usual, and we will continue to operate as separate companies. Accordingly, it is important for you to remain focused on your day-to-day work and continue delivering against our strategic initiatives. As we move forward, we will keep you updated about important developments, and you can expect to hear more from us as information becomes available.

Today’s announcement may lead to increased investor and media interest. Please remember that non-public information may not be shared outside of RPT Realty. Consistent with our policy, please direct all media and investor inquiries to Vin Chao.

We know this news may come as a surprise and will take time to digest. We have built something truly special at RPT and accomplished so much in just a short amount of time. Of course, none of this would have been possible without your dedication and passion for excellence. This milestone is, above all, a testament to your success and we are truly grateful for each of you. We are excited about the future of the combined company, and we hope that you will share in this enthusiasm as you learn more about the transaction. On behalf of our Board of Trustees and our management team, we thank you for your continued support and hard work.

Sincerely,
Brian Harper	David Nettina
President and CEO	Chairman of the Board of Trustees

Employee FAQ

1.	What was announced today?
•
Today, it was announced that RPT Realty (the “Company” or “RPT”) has entered into a definitive agreement to be acquired by Kimco Realty (“Kimco”), North America’s largest publicly traded owner and operator of open-air, grocery-anchored shopping centers and a growing portfolio of mixed-use assets.

•	Kimco will acquire RPT in an all-stock transaction, valued at approximately $2 billion, including the assumption of debt and preferred stock.
•	The transaction is expected to close in the beginning of 2024, subject to receipt of RPT shareholder approval and other customary closing conditions.

2.	Who is Kimco?
•	Kimco is North America’s largest publicly traded owner and operator of open-air, grocery-anchored shopping centers based in Jericho, NY.
•
Kimco’s portfolio is primarily located in the first-ring suburbs of the top major metropolitan markets, including those in attractive Coastal markets and rapidly expanding Sun Belt cities, with a tenant mix focused on essential, necessity-based goods and services.

•	As of June 30, 2023, Kimco owned interests in 528 U.S. shopping centers and mixed-use assets comprising 90 million square feet of gross leasable space.
•
Kimco’s track record of success, operational excellence, scale, and cost of capital advantages, as well as its mixed-use development expertise, will help create additional long-term value that will benefit all of our stakeholders.

3.	What will the combined portfolio of Kimco and RPT look like?
•	The combined portfolio will be comprised of open-air, grocery-anchored shopping centers, as well as mixed-use assets.
•
The transaction will add 56 open-air shopping centers including 43 wholly owned and 13 joint venture assets, comprising 13.3 million square feet of gross leasable area to Kimco’s existing portfolio of 528 properties.

•	The combined company will retain the Kimco name and continue to trade under the ticker symbol “KIM” on the New York Stock Exchange.

4.	Who will lead the combined company?
•	The combined company will be led by Kimco’s executive management team.

5.	When do you expect the transaction to close?
•	We expect the transaction to close in the beginning of 2024, subject to RPT shareholder approval and other customary closing conditions.

6.	How will this transaction impact me?
•
We expect the integration process will be smooth and streamlined, with minimal interruption to our day-to-day operations. The integration of the respective party’s team members will be reviewed and solidified over the coming months in anticipation of the closing of the merger.

•	Until then, it is business as usual, with RPT and Kimco continuing to operate as separate and distinct companies. All of RPT’s policies and practices will continue in the ordinary course.
•
We are committed to keeping you informed as we evaluate and consider the best approaches to policies and practices going forward. We are counting on each of you to focus on continued operational excellence and meeting all RPT’s stakeholders’ needs.

7.	Will there be layoffs?
•	Integration planning will soon begin, and as we go through this process, we will work with Kimco to determine what staffing changes may be needed for both companies.
•
We expect opportunities to be available from both new positions created as a result of the merger, as well as within existing Kimco job openings. We also expect that temporary and transitional roles will be available.

•	We are committed to keeping you informed as we evaluate and consider the best approaches to integration and expect decisions to be made as quickly as possible.

8.	Will the transaction affect bonuses and commissions for the 2023 fiscal year?
•
Each bonus-eligible employee of the Company who remains employed as of the closing of the transaction will receive a cash bonus in respect of the 2023 fiscal year equal to 120% of the employee’s target annual bonus for the 2023 fiscal year. Each such bonus will be paid as soon as practicable, but no more than 30 days, after the closing of the transaction.

•
Each commission-eligible employee of the Company will receive 2023 commissions earned through the closing of the transactions as soon as reasonably practicable, but no more than 30 days, after the closing of the transaction.

9.	If my position is eliminated in the one year following the close of the transaction, will severance pay be offered?
•
Yes. Employees who have employment agreements with the Company and employees who are eligible for benefits under the Company’s Change in Control Policy will continue to be eligible for such severance payments and benefits under those arrangements.

•	All other employees will be eligible for severance under a new employee severance policy that will provide for:
o	a lump sum payment equal to 3 weeks of base salary for every year of service, with a minimum of 3 weeks of base salary and a maximum of 12 months of base salary, and
o	COBRA reimbursement (as detailed in question 10 below).
•	To be eligible to receive any of these payments and benefits, employees must comply with the terms of the severance policy. Additional details will be provided.

10.	If my employment is terminated as a result of this transaction, what will happen to my medical benefits?
•
All employees will be eligible to continue medical, dental, and vision coverage through a program commonly known as COBRA. As part of the severance package described above, employees who currently participate in RPT’s medical plan may be eligible for continued payment of, or reimbursement for, the employer portion of monthly COBRA premiums for a period of time following termination of employment. Employees will be eligible for such coverage for a period of (a) six months if they have less than 5 years of service or (b) 12 months if they have more than 5 years of service. More information will be provided on this when available.

11.	If my employment is terminated as a result of this transaction, what will happen to my 401(k) benefits?
•
Any vested amounts in the 401(k) plan belong to you and cannot be lost or forfeited as a result of your termination of employment. Details regarding how the plan will be administered going forward will be provided once available.

12.	What will happen with my Company stock and Company Equity Awards?
•	For Employees and other RPT shareholders, any vested shares of stock you own will be converted automatically to shares of KIM at closing.
•
In addition, each outstanding Company restricted share award and Company restricted share unit (“RSU”) award will become fully vested as of immediately prior to the closing of the transaction and be automatically converted into shares of KIM at closing plus a cash amount equal to the value of the Company dividend equivalents payable with respect to such awards, less any applicable tax withholding.  For purposes of Company RSU awards, the number of shares will be determined based on (a) if performance for the performance period has been certified prior to the closing of the transaction, actual performance, or (b) if performance for the performance period has not been certified prior to the closing of the transaction, the maximum performance level.

13.	How does this affect our retail tenants?
•	The transaction does not affect RPT’s existing lease agreements, and it remains business as usual.

14.	What can I tell our tenants?
•	We are still working out the details of the tenant communication strategy and more information will be provided soon.
•	If you are contacted by a tenant, you should reiterate that it is business as usual and that RPT values and remains committed to its relationship with them.

15.	I know a few people at Kimco; should I reach out to them or stop by their property?
•
We are coordinating communication between the companies through both executive leadership teams and will keep you posted on our plans to make introductions, conduct group meetings, and create similar opportunities for everyone to meet. We ask that you please let this process play out and not reach out directly.

16.	When will I receive additional information on the transaction?
•
For now, it remains business as usual, and you should continue to focus on executing your daily responsibilities and ensuring our tenants are well served. We will update you as information becomes available.

17.	What should I do if the media calls?
•	It is important that we speak in one voice, so please refrain from commenting and refer all media inquiries to Vin Chao.

18.	Whom should I contact if I have more questions about the transaction and what it means for me?
•	Please talk with a member of the Executive Management team, your Department Head, or Deanna Cain.

Forward Looking Statements

This communication contains certain “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended.  RPT Realty (“RPT”) intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and includes this statement for purposes of complying with the safe harbor provisions.  Forward-looking statements, which are based on certain assumptions and describe RPT’s future plans, strategies and expectations, are generally identifiable by use of the words “believe,” “expect,” “intend,” “commit,” “anticipate,” “estimate,” “project,” “will,” “target,” “plan”, “forecast” or similar expressions.  Forward-looking statements regarding Kimco Realty Corporation (“Kimco”) and RPT, include, but are not limited to, statements related to the anticipated acquisition of RPT by Kimco and the anticipated timing and benefits thereof and other statements that are not historical facts.  These forward-looking statements are based on each of the companies’ current plans, objectives, estimates, expectations and intentions and inherently involve significant risks and uncertainties. You should not rely on forward-looking statements since they involve known and unknown risks, uncertainties and other factors which, in some cases, are beyond RPT’s and Kimco’s control and could materially affect actual results, performances or achievements.  Factors which may cause actual results to differ materially from current expectations include, but are not limited to, risks and uncertainties associated with: RPT’s and Kimco’s ability to complete the proposed transaction on the proposed terms or on the anticipated timeline, or at all, including risks and uncertainties related to securing the necessary RPT shareholder approval and satisfaction of other closing conditions to consummate the proposed transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the definitive transaction agreement relating to the proposed transaction; risks related to diverting the attention of RPT and Kimco management from ongoing business operations; failure to realize the expected benefits of the proposed transaction; significant transaction costs and/or unknown or inestimable liabilities; the risk of shareholder litigation in connection with the proposed transaction, including resulting expense or delay; the ability to successfully integrate the operations of RPT and Kimco following the closing of the transaction and the risk that such integration may be more difficult, time-consuming or costly than expected; risks related to future opportunities and plans for the combined company, including the uncertainty of expected future financial performance and results of the combined company following completion of the proposed transaction; effects relating to the announcement of the proposed transaction or any further announcements or the consummation of the proposed transaction on the market price of RPT’s common shares or Kimco’s common stock or on each company’s respective relationships with tenants, employees and third-parties; the ability to attract, retain and motivate key personnel; the possibility that, if Kimco does not achieve the perceived benefits of the proposed transaction as rapidly or to the extent anticipated by financial analysts or investors, the market price of Kimco’s common stock could decline; general adverse economic and local real estate conditions; the impact of competition, including the availability of suitable acquisition, disposition, development and redevelopment opportunities; adverse changes in the financial condition of joint venture partner(s) or major tenants, including as a result of bankruptcy, insolvency or a general downturn in their business; the potential impact of e-commerce and other changes in consumer buying practices, and changing trends in the retail industry and perceptions by retailers or shoppers, including safety and convenience; disruptions and increases in operating costs due to inflation and supply chain issues; risks associated with the development of properties; changes in governmental laws and regulations, including, but not limited to changes in data privacy, environmental (including climate change), safety and health laws; impairment charges; criminal cybersecurity attacks disruption, data loss or other security incidents and breaches; impact of natural disasters and weather and climate-related events; pandemics or other health crises, such as COVID-19; financing risks, such as the inability to obtain equity, debt or other sources of financing or refinancing on favorable terms or at all; the level and volatility of interest rates; changes in dividend rates or the ability to pay dividends at current levels; RPT’s and Kimco’s ability to continue to maintain their respective status as a REIT for United States federal income tax purposes and potential risks and uncertainties in connection with their respective UPREIT structure; and the other risks and uncertainties affecting RPT and Kimco, including those described from time to time under the caption “Risk Factors” and elsewhere in RPT’s and Kimco’s Securities and Exchange Commission (“SEC”) filings and reports, including RPT’s Annual Report on Form 10-K for the year ended December 31, 2022, Kimco’s Annual Report on Form 10-K for the year ended December 31, 2022, and future filings and reports by either company.  Moreover, other risks and uncertainties of which RPT or Kimco are not currently aware may also affect each of the companies’ forward-looking statements and may cause actual results and the timing of events to differ materially from those anticipated.  The forward-looking statements made in this communication are made only as of the date hereof or as of the dates indicated in the forward-looking statements, even if they are subsequently made available by RPT or Kimco on their respective websites or otherwise.  Neither RPT nor Kimco undertakes any obligation to update or supplement any forward-looking statements to reflect actual results, new information, future events, changes in its expectations or other circumstances that exist after the date as of which the forward-looking statements were made.

Important Additional Information and Where to Find It
In connection with the proposed transaction, Kimco will file with the SEC a registration statement on Form S-4 to register the shares of Kimco common stock to be issued in connection with the proposed transaction.  The registration statement will include a proxy statement/prospectus which will be sent to the shareholders of RPT seeking their approval of their respective transaction-related proposals. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT RPT, KIMCO AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from RPT at its website, www.rptrealty.com or from Kimco at its website, www.kimcorealty.com.  Documents filed with the SEC by RPT will be available free of charge by accessing RPT’s website at  www.rptrealty.com under the heading Investors or, alternatively, by directing a request to RPT at invest@rptrealty.com or 19 West 44th Street, Suite 1002, New York, NY 10036, telephone: (212) 221-7139, and documents filed with the SEC by Kimco will be available free of charge by accessing Kimco’s website at kimcorealty.com under the heading Investors or, alternatively, by directing a request to Kimco at ir@kimcorealty.com or 500 North Broadway, Suite 201, Jericho, NY 11753, telephone: (516) 869-9000.

Participants in the Solicitation
RPT and Kimco and certain of their respective trustees, directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of RPT in respect of the proposed transaction under the rules of the SEC. Information about RPT’s trustees and executive officers is available in RPT’s proxy statement dated March 16, 2023 for its 2023 Annual Meeting of Shareholders. Information about Kimco’s directors and executive officers is available in Kimco’s proxy statement dated March 15, 2023 for its 2023 Annual Meeting of Stockholders.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from RPT or Kimco using the sources indicated above.

No Offer or Solicitation
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.